SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of August 2014

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

2014-2016 Transformation Plan

Intensified, accelerated and implemented in 2014

Resilient second quarter operating income

in weak market conditions

PARIS, France – August 1st 2014 – CGG (ISIN: 0000120164 – NYSE: CGG), world leader in Geoscience announced today its non-audited 2014 second quarter results.

•	2014-2016 Transformation Plan intensified and accelerated. Restructuring measures implemented in 2014:

•	Marine fleet reduced to 13 seismic vessels by end 2014. 1 vessel already decommissioned, 1 vessel retired from the seismic market, 2 vessels de-rigged and 1 permanently converted to source vessel

•	North American land contract business disposed to Geokinetics

•	New Argas set up finalized in the Middle-East

•	More than 10% headcount reduction

•	Strong cost reduction, reinforced cash management, 2014 industrial capex reduced by 10%

•	Operational sites closed down in Bergen (Norway), Nigeria and Venezuela

•	Resilient second quarter operating income in difficult current market environment:

•	Revenue at $689m

•	Operating income at $45m with solid operational marine performance

•	EBIT at $31m, including a $(13)m negative contribution of equity from investees, mainly related to the Seabed Geosolutions JV

•	$230m of non-recurring charges:

•	$120m (including $96m cash costs) restructuring costs related to the Transformation Plan

•	$74m write-off related to Seabed activities

•	$37m write-off related to 2007-2008 multi-client library in Brazil

•	Successful refinancing operations to extend debt maturity:

•	Issue of a €400m High Yield Bond due 2020 at 5.875%

•	Issue of a US $500m High Yield Bond due 2022 at 6.875%

•	$57m financial one-off costs related to the April debt refinancing

•	Backlog was $1.1bn as of 1st July 2014:

•	Marine fleet coverage at 97% in Q3 and 40% in Q4

•	Strategic agreement with Sovcomflot to create a marine JV

CGG CEO, Jean-Georges Malcor, commented:

« Given the current weak market conditions characterized notably by the unpredictable capex spending of our clients, delays in awarding projects and pressure on prices, we anticipate 2014 to remain difficult. In this context, CGG has decided to accelerate and intensify its restructuring measures into 2014, downsizing the fleet from 18 to 13 vessels by the end of the year and disposing of its North America land acquisition business to Geokinetics. Thanks to the full commitment of our employees we managed to deliver resilient profitability this quarter.

We anticipate, with this new perimeter, a sequential improvement in our results during the second half of the year sustained by a typically strong fourth quarter. The set of measures put in place during 2014 allow us to confirm our objective of 400 bps Ebit margin improvement in 2016.»

Post-closing event:

•	On the 21st of July, CGG negotiated a one-year extension of the French Revolving Credit Facility to maintain the 3 year maturity

•	On the 1st of August, CGG announced the disposal of the North American land contract business to Geokinetics

Second Quarter 2014 Key Figures

Before Non-Recurring Charges (NRC)

In million $	Second Quarter 2013	First Quarter 2014	Second Quarter 2014
Group Revenue	1,032	806	689
Equipment	254	206	196
Acquisition	605	559	481
Geology, Geophysics & Reservoir (GGR)	367	290	300
Eliminations	(194)	(249)	(288)
Group EBITDAS	333	189	194
Operating Income	132	36	45
Group EBIT	128	19	31
Equipment	71	41	39
Acquisition	28	(15)	6
GGR	96	64	62
Group EBIT margin	12%	2%	5%
Equipment margin	28%	20%	20%
Acquisition margin	5%	(3)%	1%
GGR margin	26%	22%	21%
Net Financial Costs	(47)	(45)	(52)
Free Cash Flow	(24)	(151)	(53)

Second Quarter 2014 Key Figures

After Non-Recurring Charges (NRC)

In million $	Second Quarter 2013	First Quarter 2014	Second Quarter 2014
Group EBITDAS	324	188	98
Operating Income	122	35	(186)
Group EBIT	117	18	(199)
Net Financial Costs	(47)	(45)	(109)
Income Taxes	(36)	(11)	(13)
Net Income	36	(39)	(325)
Non-recurring charges	(11)	(1)	(230)
Cash Flow from Operations	204	118	263
Free Cash Flow	(43)	(152)	(58)
Net Debt	2,170	2,428	2,575
Capital Employed	6,868	6,279	6,070

First Half 2014 Key Figures

Before Non-Recurring Charges (NRC)

In million $	First Half 2013	First Half 2014
Group Revenue	1,902	1,495
Equipment	505	403
Acquisition	1,199	1,040
Geology, Geophysics & Reservoir (GGR)	627	590
Eliminations	(429)	(538)
Group EBITDAS	606	383
Operating Income	250	80
Group EBIT	256	51
Equipment	140	80
Acquisition	75	(9)
GGR	177	125
EBIT margin	13%	3%
Equipment margin	28%	20%
Acquisition margin	6%	(1)%
GGR margin	28%	21%
Net Financial Costs	(98)	(97)
Free Cash Flow	(157)	(204)

First Half 2014 Key Figures

After Non-Recurring Charges (NRC)

In million $	First Half 2013	First Half 2014
Group EBITDAS	637	286
Operating Income	273	(151)
Group EBIT	279	(181)
Net Financial Costs	(98)	(154)
Income Taxes	(62)	(24)
Net Income	115	(364)
Non-recurring charges	24	(232)
Cash Flow from Operations	267	381
Free Cash Flow	(191)	(210)
Net Debt	2,170	2,575
Capital Employed	6,868	6,070

Implementation of the 2014-2016 Transformation Plan:

Rebalanced business portfolio

•	Reformatting and rebalancing of businesses:

•	Right-sizing of the fleet from 18 to 13 vessels by end of 2014

•	North American land contract business disposed to Geokinetics

•	Commercial efficiency:

•	New Argas land set up finalized in the Middle East. The new Argas owned respectively 51% by Taqa and 49% by CGG has enlarged its operational footprint across the Gulf Countries

•	Agreement with Sovcomflot to form a marine JV

•	Technology and innovation:

•	1st deliveries of Sercel 508XT land acquisition system

•	Paradigm shift in Gulf of Mexico with the first high quality StagSeis fast track images available and strong interest from our customers

Cash and debt management

•	Cost Control:

•	Scaling up across the board with 2.5% reduction of employees since January 2014 and more than 10% reduction by end 2014 (more than 1000 employees)

•	Strong cost reduction, cash management and capex discipline

•	Three operational sites closed down in Norway, Nigeria and Venezuela

•	Operational performance:

•	Availability and production rates above 90% in H1 2014

•	Excellent customer feedback in the Welling Report on CGG data acquisition activities

•	Cash management:

•	Refinancing operations launched in April to push back the mandatory instalments beyond 2019

•	One year extension of the French Revolver Credit Facility

•	Capex reduction:

•	10% 2014 industrial capex reduction

•	End of multi-client IBALT program in the Gulf of Mexico in Q3

Second Quarter 2014 Financial Results by Division and before non-recurring charges

Equipment

Equipment In million $	Second Quarter 2013	First Quarter 2014	Second Quarter 2014	Variation Year-on- year		Variation Quarter- to- quarter
Equipment Total Revenue	254	206	196	(23)%		(5)%
External Revenue	188	163	148	(21)%		(9)%
EBITDAs	83	52	50	(40)%		(3)%
Margin	33%	25%	26%	(700	)bp	100bp
EBIT	71	41	39	(46)%		(7)%
Margin	28%	20%	20%	(800	)bp	0bp
Capital Employed (in billion $)	0.8	0.8	0.8	NA		NA

Equipment division Total Revenue was $196 million, down 23% compared to the second quarter of 2013 and down 5% sequentially. The weakness of the seismic acquisition market is translating into lower seismic equipment spending. Nevertheless in this context, Sercel is increasing its market share.

External sales were $148 million, down 21% and internal sales represented 24% of total revenue, down 27% as a consequence of the CGG’s fleet downsizing.

In June, Sercel was awarded by Argas, our partner in the Middle East, the 60 000 channel count crew in Saudi Arabia.

Interest for the 508XT acquisition system among our clients is increasing. In addition to the first two 508XT systems being delivered to the industry in June, Sercel announced at the European seismic convention (EAGE) that a system had been sold to PanAmerican Geophysical for delivery in July and will be deployed in North America. During this convention, Sercel also launched the new land vibrator “Go Anywhere” Nomad 15, its unique design gives the best mass/baseplate ratio available on the market and with a reduced environmental footprint. In Marine, Sercel launched QuietSea, its new passive acoustic monitoring (PAM) system designed to detect the presence of marine mammals during seismic operations which is set to revolutionize PAM within the seismic industry.

Equipment division EBITDAs was $50 million, a margin of 26%.

Equipment division EBIT was $39 million, a margin of 20%. The margin was impacted by lower revenue, by an unfavorable €/$ exchange rate as in Q1 2014 and by pressure on prices.

Equipment division Capital Employed was $0.8 billion at the end of June 2014.

Acquisition

Acquisition In million $	Second Quarter 2013	First Quarter 2014	Second Quarter 2014	Variation Year-on- year		Variation Quarter- to- quarter
Acquisition Total Revenue	605	559	481	(21)%		(14)%
External Revenue	477	353	241	(49)%		(32)%
Total Marine	511	453	407	(20)%		(10)%
Total Land and Airborne Acquisition	94	106	74	(21)%		(30)%
EBITDAs	121	80	95	(21)%		19%
Margin	20%	14%	20%	0bp		600bp
Operating Income	32	1	19	(41)%		1556%
EBIT	28	(15)	6	(78)%		(142)%
Margin	5%	(3)%	1%	(400	)bp	400bp
Capital Employed (in billion $)	3.3	2.6	2.4	NA		NA

Acquisition division Total Revenue was $481 million, down 21% year-on-year and down 14% sequentially. In these difficult market conditions, operational performance remained strong in marine with production rate at 92%. External revenue was $241 million.

•	Marine Acquisition revenue was $407 million, down 20% year-on-year and down 10% sequentially. 52% of the fleet was dedicated to multi-client programs. Utilization rate was at a high level this quarter for the whole fleet with availability rate at 94% and a production rate at 92%. After the Symphony was decommissioned in February, we operated 17 3D vessels including source vessels this quarter.

On the 19th of June, CGG and Sovcomflot signed an agreement to form a joint venture company dedicated to conducting high-end 3D marine seismic acquisition services. The joint venture, to be called Arctic Geophysical Exploration (AGE), will be 51% owned by Sovcomflot and 49% owned by CGG.

•	Land and Airborne Acquisition revenue was $74 million, down 21% year-on-year and down 30% sequentially. This decrease is mainly due to weak market conditions across the regions. Revenue was low in Airborne due to reduced mining activity and flat oil & gas market.

Acquisition division EBITDAs was $95 million, a margin of 20%.

Acquisition Division Operating Income was at $19 million with an improvement in marine acquisition profitability sequentially.

Acquisition division EBIT was $6 million a margin of 1% due to the $(13) million negative contribution of the equity from investees (including 40% of the Seabed Geosolutions JV).

Acquisition division Capital Employed was $2.4 billion at the end of June 2014.

Geology, Geophysics & Reservoir (GGR)

GGR In million $	Second Quarter 2013	First Quarter 2014	Second Quarter 2014	Variation Year-on- year		Variation Quarter- to- quarter
GGR Total Revenue	367	290	300	(18)%		3%
Multi-client	199	127	128	(36)%		0%
Prefunding	87	80	92	6%		15%
Subsurface Imaging & Reservoir	168	163	172	2%		6%
EBITDAs	218	159	159	(27)%		0%
Margin	59%	55%	53%	(600	)bp	(200	)bp
EBIT	96	64	62	(36)%		(3)%
Margin	26%	22%	21%	(500	)bp	(100	)bp
Capital Employed (in billion $)	2.8	2.9	2.9	NA		NA

GGR Division Total Revenue was $300 million, down 18% year-on-year and up 3% sequentially.

•	Multi-client revenue was $128 million, down 36% year-on-year and stable sequentially in the context of overall lower exploration spending and delays in operations and permitting issues in Brazil.

•	Prefunding revenue was $92 million up 6% year-on-year and up 15% sequentially. Multi-client cash capex was $175 million, 53% prefunded and mainly focused on our footprint extension in mature basins such as the Norwegian North Sea (Horda) but also in the Gulf of Mexico with the continuation of our IBALT program. On the 15th of May, CGG started acquiring a large BroadSeisTM 3D multi-client survey program in the deep and ultra-deep waters of the Espirito Santo Basin. The project has received high prefunding from major industry players. At the EAGE, CGG announced the release of the Fast TraxTM processed data from its Deux multi-client IBALT survey covering 357 blocks in the Gulf of Mexico. The Fast Trax seismic images have been delivered on schedule less than seven months after completion of the survey.

•	After-sales revenue was $35 million, down 68% year-on-year and down 26% sequentially. This fall is mainly due to our clients’ reduction in spending on exploration and seismic activities.

•	Subsurface Imaging & Reservoir revenue was $172 million, up 2% year-on-year and 6% sequentially in line with our expectations. Demand for imaging, reservoir services and software remains strong.

GGR Division EBITDAs was $159 million, a margin of 53%.

GGR Division EBIT was $62 million, a margin of 21%. The multi-client depreciation rate amounted to 62%, leading to a $1,012 million Net Book Value at the end of June 2014.

GGR Division Capital Employed was $2.9 billion at the end of June 2014.

Second Quarter 2014 Financial Results

Group Total Revenue was $689 million, down 33% year-on-year and down 15% sequentially. This breaks down to 22% from the Equipment division, 35% from the Acquisition division, and 43% from the GGR division.

In million $	Second Quarter 2013	First Quarter 2014	Second Quarter 2014	Variation Year-on- year	Variation quarter- to- quarter
Group Total Revenue	1,032	806	689	(33)%	(15)%
Equipment	254	206	196	(23)%	(5)%
Acquisition	605	559	481	(21)%	(14)%
GGR	367	290	300	(18)%	3%
Eliminations	(194)	(249)	(288)	NA	NA

Group EBITDAs was $194 million, a margin of 28%. After NRC, Group EBITDAs was 98 million, a margin of 14%.

In million $	Second Quarter 2013*	First Quarter 2014	Second Quarter 2014	Variation Year-on- year		Variation Quarter- to- quarter
Group EBITDAs	333	189	194	(42)%		2%
Margin	32%	23%	28%	(400	)bp	500bp
Equipment	83	52	50	(40)%		(3)%
Acquisition	121	80	95	(21)%		19%
GGR	218	159	159	(27)%		0%
Eliminations	(75)	(86)	(97)	NA		NA
Corporate	(14)	(15)	(13)	NA		NA
Non-recurring charges	(10)	(1)	(96)	NA		NA

*	non-recurring items linked to Fugro

Group Operating Income was $45 million, a margin of 6%. After NRC, Group Operating Income was $(186) million.

Group EBIT was $31 million, a margin of 5%. After NRC, Group EBIT was $(199) million.

In million $	Second Quarter 2013*	First Quarter 2014	Second Quarter 2014	Variation Year-on- year		Variation Quarter- to- quarter
Group EBIT	128	19	31	(76)%		62%
Margin	12%	2%	5%	(700	)bp	300bp
Equipment	71	41	39	(46)%		(7)%
Acquisition	28	(15)	6	(78)%		(142)%
GGR	96	64	62	(36)%		(3)%
Eliminations	(52)	(54)	(61)	NA		NA
Corporate	(15)	(17)	(14)	NA		NA
Non-recurring charges	(11)	(1)	(230)	NA		NA

*	non-recurring items linked to Fugro

Total Non-recurring charges were $230 million:

•	Restructuring costs of $(120) million (including $96 million cash costs) due to the acceleration and scaling up of the Transformation plan across the board

•	$(74) million assets write-off related to the Seabed activities (mainly the investment in the Seabed Geosolutions JV in line with the announcement of Fugro, the major shareholder, on July 10th)

•	$(37) million write-off of Brazilian surveys acquired with conventional technology in 2007-2008. This is due to a very poor likelihood of realizing revenues in the next two years given the current Brazilian context

Before NRC, Financial Charges were $(52) million:

•	Cost of debt was $(51) million. The total amount of interest paid during the quarter was $(60) million

•	Other financial items were negative at $(1) million

After NRC, Financial Charges were $(109) million:

•	$(57) million one-off costs attached to the April refinancing Plan:

•	$(36) million non-cash including for $(25) million the cost of the convertible bond equity component write-off

•	$(21) million cash covering the $(12) million convertible bond repurchase cost and the $(9) million high yield bond call premiums

•	Cost of debt was $(62) million. The total amount of interest paid during the quarter was $(60) million

•	Other financial items were negative at $(47) million including the $(38) million of non-recurring charges related to convertible bond repurchase and the $(9) million high yield bond call premiums

After NRC, taxes were $(16) million including the $(3) million unfavorable impact of deferred tax on currency conversion

Group Net Income was $(325) million.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(327) million / €(238) million. EPS was negative at $(1.85) / €(1.34).

Cash Flow

Cash Flow from operations, after non-recurring charges, was $263 million compared to $204 million for the second quarter 2013.

Global Capex was $262 million, up 38% compared to the second quarter 2013.

•	Industrial capex was $63 million, excluding the $9 million related to Sercel’s lease pool

•	Research & Development capex was $15 million

•	Multi-client cash capex was $175 million, up 64% year-on-year related to the pursuit of our IBALT program in the Gulf of Mexico and a program offshore Brazil

In million $	Second Quarter 2013	First Quarter 2014	Second Quarter 2014
Capex	189	258	262
Industrial	68	86	72
R&D	14	16	15
Multi-client Cash	107	156	175
Marine MC	91	143	160
Land MC	16	12	15

Free Cash Flow

After the payment of interest expenses during the quarter and Capex, free cash flow was negative at $(53) million. Including NRC, Free Cash Flow was negative at $(58) million.

Second Quarter 2014 Comparisons with Second Quarter 2013

Consolidated Income Statements In Million $	Second Quater 2013	First Quarter 2014	Second Quarter 2014
Exchange rate euro/dollar	1.296	1.371	1.375
Operating Revenue	1031.7	806.2	689.1
Equipment	254.3	206.2	196.4
Acquisition	605.4	559.3	480.7
GGR	366.9	289.9	299.8
Elimination	(194.9)	(249.2)	(287.8)
Gross Margin after NRC	237.9	134.1	131.9
Operating Income before NRC	132.4	35.8	44.6
Equity from Investments before NRC	(4.5)	(16.5)	(13.2)
EBIT before NRC	127.7	19.3	31.3
Equipment	71.0	41.3	38.5
Acquisition	28.0	(15.0)	6.3
GGR	95.9	63.8	61.6
Corporate and Eliminations	(67.1)	(70.8)	(75.0)
NRC	(10.8)	(1.3)	(230.5)
EBIT after NRC	117.0	18.0	(199.1)
Net Financial Costs	(46.7)	(45.1)	(109.3)
Income Taxes	(36.3)	(10.9)	(13.0)
Deferred Tax on Currency Translation	1.7	(1.0)	(3.2)
Net Income	35.7	(39.0)	(324.6)
Earnings per share in $	0.20	(0.23)	(1.85)
Earnings per share in €	0.15	(0.17)	(1.34)
EBITDAs after NRC	323.8	188.3	97.6
Equipment	83.1	51.6	50.1
Acquisition	120.6	79.5	94.7
GGR	217.9	159.3	159.0
Corporate and Eliminations	(88.2)	(101.0)	(110.4)
NRC	(9.6)	(1.1)	(96.0)
EBITDAs before NRC	333.4	189.3	193.7
Industrial Capex (incl. R&D Capex)	81.9	101.8	86.6
MC Cash Capex	107.3	155.9	175.1

First Half 2014 Financial Results

Group Total Revenue was $1.495 billion down 21% compared to 2013 due to weakening market conditions. This breaks down to 21% from the Equipment division, 40% from the Acquisition division and 39% from the GGR division.

In million $	First Half 2013	First Half 2014
Group Total Revenue	1,902	1,495
Equipment	505	403
Acquisition	1,199	1,040
GGR	627	590
Eliminations	(429)	(538)

Group EBITDAs was $383 million down 37% and representing a 26% margin. After NRC, Group EBITDAs was $286 million, a margin of 19%.

In million $	First Half 2013*	First Half 2014
Group EBITDAs	606	383
Margin	32%	26%
Equipment	164	102
Acquisition	242	174
GGR	381	318
Eliminations	(157)	(183)
Corporate Costs	(24)	(29)
Non-recurring charges	31	(97)

*	non-recurring items linked to Fugro

Group Operating Income was $80 million, a margin of 5%. After NRC, Group Operating Income was $(151) million.

Group EBIT was $51 million down 80%, a margin of 3%. After NRC, Group EBIT was $(181) million:

•	The group EBIT was impacted by weak market conditions and lower client spending across the board. In Equipment, the 20% decline in seismic equipment volume has a direct impact on the margin which reached 20%. In Acquisition, H1 2013 activity was buoyant whereas H1 2014 suffered from pricing pressure and a reduced fleet perimeter. In GGR, H1 2014 was characterized by low multi-client sales compared to H1 2013 which included the $20 million Spectrum capital gain. The profitability remains high despite lower after-sales.

•	Equipment EBIT margin was at 20%.

•	Acquisition EBIT margin was at (1)%.

•	GGR EBIT margin was at 21%.

In million $	First Half 2013*	First Half 2014
Group EBIT	256	51
Margin	13%	3%
Equipment	140	80
Acquisition	75	(9)
GGR	177	125
Eliminations	(107)	(115)
Corporate Costs	(29)	(31)
Non-recurring charges	24	(232)

*	non-recurring items linked to Fugro

Before NRC, Financial Charges were $(97) million:

•	The cost of debt was $(99) million, while the total amount of interest paid was $(72) million

•	Other financial items were positive at $2 million mainly related to a favorable exchange rate impact

After NRC, Financial Charges were $(154) million:

•	The cost of debt was $(110) million, while the total amount of interest paid was $(72) million

•	Other financial items were negative at $(44) million including the $(38) million of non-recurring charges related to convertible bond repurchase and the $(9) million high yield bond call premiums

After NRC, taxes were $(28) million.

Group Net Income was $(364) million.

After minority interests, Net Income attributable to the owners of CGG was negative at $(367) million/€(267) million. EPS was negative at $(2.07) / €(1.51).

Cash Flow

Cash Flow from operations, after non-recurring charges, was $381 million including a $64 million change in working capital.

Global Capex was $519 million over the first half of 2014.

•	Industrial capex was $141 million, excluding the $16 million of Sercel’s lease pool

•	Research & Development capex was $31 million

•	Multi-client cash capex was $331 million, around 60% of the $500-550 million 2014 guidance

In million $	First Half 2013	First Half 2014
Capex	393	519
Industrial	134	157
R&D	24	31
Multi-client Cash	235	331
Marine MC	212	304
Land MC	23	27

Free Cash Flow

After the payment of interest paid during the first half and Capex, free cash flow was negative at $(210) million and at $(204) million excluding the cash impact of the NRC.

Balance Sheet

Debt Management:

CGG conducted two refinancing transactions in April to extend the average debt maturity periods from 4 to approximatively 6 years:

•	A €400 million European High Yield Bond at 5.875%, the lowest rate ever obtained for a High Yield Bond issued by CGG, due 2020:

•	The net proceeds are dedicated to the 100% repurchase of the €360 million OCEANE Convertible Bond due January 2016 and the reimbursement of the 2015 installment of the Fugro Vendor Loan.

•	A $500 million High Yield Bond at 6.875% due 2022

•	The net proceeds are dedicated to the reimbursement of all the 9.5% Senior Notes due May 2016, for a total principal amount of $225 million, as well as a portion of the 7.75% Senior Notes due May 2017, for a total principal amount to $400 million.

•	On the 21st of July, CGG negotiated a one-year extension of the French Revolving Credit Facility to maintain the 3 year maturity.

Net Debt to Equity Ratio:

Group gross debt was $2.960 billion at the end of June 2014. Available cash was $385 million and Group net debt was $2.575 billion.

Net debt to equity ratio, at the end of June 2014, was 75%.

First Half 2014 Comparisons with First Half 2013

Consolidated Income Statements In Million $	First Half 2013	First Half 2014
Exchange rate euro/dollar	1.312	1.373
Operating Revenue	1902.4	1495.3
Equipment	505.0	402.6
Acquisition	1199.4	1040.0
GGR	626.5	589.7
Elimination	(428.5)	(537.0)
Gross Margin after NRC	434.0	266.0
Operating Income before NRC	249.5	80.4
Equity from Investments before NRC	6.1	(29.7)
EBIT before NRC	255.7	50.7
Equipment	140.1	79.8
Acquisition	75.2	(8.7)
GGR	176.6	125.3
Corporate and Eliminations	(136.3)	(145.7)
NRC	23.8	(231.8)
EBIT after NRC	279.4	(181.1)
Net Financial Costs	(98.0)	(154.4)
Income Taxes	(61.6)	(23.9)
Deferred Tax on Currency Translation	(5.0)	(4.2)
Net Income	114.8	(363.6)
Earnings per share in $	0.63	(2.07)
Earnings per share in €	0.48	(1.51)
EBITDAs after NRI	637.0	285.8
Equipment	164.3	101.7
Acquisition	241.8	174.3
GGR	381.4	318.3
Corporate and Eliminations	(181.9)	(211.4)
NRC	31.4	(97.1)
EBITDAs before NRC	605.6	383.1
Industrial Capex (incl. R&D Capex)	158.0	188.4
MC Cash Capex	234.5	331.0

Other Information

An English language analysts conference call is scheduled at 9:00 am (Paris time) – 8:00 am (London time)

To follow this conference, please access the live webcast:

From your computer at:	www.cgg.com

A replay of the conference will be available via the webcast on CGG website at: www.cgg.com.

For analysts, please dial 5 to 10 minutes prior to the scheduled start time the following numbers:

France call-in UK call-in Access code	+33 (0)1 70 48 01 66 +44 (0)20 3427 1915 7985761

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts
Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

CONSOLIDATED BALANCE SHEET

Amounts in millions of U.S.$, unless indicated	June 30, 2014 (unaudited)	December 31, 2013
ASSETS
Cash and cash equivalents	385.3	530.0
Trade accounts and notes receivable, net	818.7	987.4
Inventories and work-in-progress, net	476.7	505.2
Income tax assets	136.5	118.1
Other current assets, net	148.7	175.6
Assets held for sale, net	56.7	37.7
Total current assets	2,022.6	2,354.0
Deferred tax assets	176.8	222.6
Investments and other financial assets, net	52.4	47.8
Investments in companies under equity method	243.5	325.8
Property, plant and equipment, net	1,424.7	1,557.8
Intangible assets, net	1,483.2	1,271.6
Goodwill, net	2,484.1	2,483.2
Total non-current assets	5,864.7	5,908.8
TOTAL ASSETS	7,887.3	8,262.8

LIABILITIES AND EQUITY
Bank overdrafts	1.9	4.5
Current portion of financial debt	401.0	247.0
Trade accounts and notes payable	479.2	557.6
Accrued payroll costs	220.3	251.1
Income taxes liability payable	63.3	73.9
Advance billings to customers	57.6	52.4
Provisions – current portion	151.5	73.1
Other current liabilities	198.7	283.9
Total current liabilities	1,573.5	1,543.5
Deferred tax liabilities	88.1	148.9
Provisions – non-current portion	139.8	142.5
Financial debt	2,557.1	2,496.1
Other non-current liabilities	33.2	41.7
Total non-current liabilities	2,818.2	2,829.2
Common stock 286,777,098 shares authorized and 176,065,192 shares with a €0.40 nominal value issued and outstanding at June 30, 2014 and 176,890,866 at December 31, 2013	92.8	92.7
Additional paid-in capital	3,180.4	3,180.4
Retained earnings	563.5	1,273.9
Other reserves	(39.3)	(46.1)
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to the owners of CGG	(366.9)	(698.8)
Cumulative income and expense recognized directly in equity	(7.6)	(7.6)
Cumulative translation adjustment	26.3	26.0
Equity attributable to owners of CGG SA	3,428.6	3,799.9
Non-controlling interests	67.0	90.2
Total equity	3,495.6	3,890.1
TOTAL LIABILITIES AND EQUITY	7,887.3	8,262.8

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Six months ended June 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2014	2013
Operating revenues	1,495.3	1,902.4
Other income from ordinary activities	0.9	1.1
Total income from ordinary activities	1,496.2	1,903.5
Cost of operations	(1,230.2)	(1,469.5)
Gross profit	266.0	434.0
Research and development expenses, net	(54.0)	(51.0)
Marketing and selling expenses	(59.7)	(62.9)
General and administrative expenses	(79.2)	(105.2)
Other revenues (expenses), net	(224.5)	58.4
Operating income	(151.4)	273.3
Expenses related to financial debt	(110.9)	(94.1)
Income provided by cash and cash equivalents	0.9	1.0
Cost of financial debt, net	(110.0)	(93.1)
Other financial income (loss)	(44.4)	(4.9)
Income (loss) of consolidated companies before income taxes	(305.8)	175.3
Deferred taxes on currency translation	(4.2)	(5.0)
Other income taxes	(23.9)	(61.6)
Total income taxes	(28.1)	(66.6)
Net income (loss) from consolidated companies	(333.9)	108.7
Share of income (loss) in companies accounted for under equity method	(29.7)	6.1
Net income (loss)	(363.6)	114.8
Attributable to :
Owners of CGG	$(366.9)	111.6
Owners of CGG(1)	€(267.3)	85.1
Non-controlling interests	$3.3	3.2

Weighted average number of shares outstanding	176,905,393	176,750,616
Dilutive potential shares from stock-options	(3)	588,127
Dilutive potential shares from performance share plan	(3)	611,140
Dilutive potential shares from convertible bonds	(3)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	176,905,393	177,949,883
Net income (loss) per share
Basic	$(2.07)	0.63
Basic (1)	€(1.51)	0.48
Diluted	$(2.07)	0.63
Diluted (1)	€(1.51)	0.48

(1)	Converted at the average exchange rate of U.S.$1.3726 and U.S.$1.3122 per € for the periods ended June 30, 2014 and 2013, respectively.
(2)	Convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.
(3)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended June 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2014	2013
Operating revenues	689.1	1,031.7
Other income from ordinary activities	0.5	0.5
Total income from ordinary activities	689.6	1,032.2
Cost of operations	(557.7)	(794.3)
Gross profit	131.9	237.9
Research and development expenses, net	(27.6)	(24.9)
Marketing and selling expenses	(30.2)	(34.5)
General and administrative expenses	(37.3)	(54.2)
Other revenues (expenses), net	(222.7)	(2.8)
Operating income	(185.9)	121.5
Expenses related to financial debt	(62.7)	(47.2)
Income provided by cash and cash equivalents	0.3	0.4
Cost of financial debt, net	(62.4)	(46.8)
Other financial income (loss)	(46.9)	0.1
Income (loss) of consolidated companies before income taxes	(295.2)	74.8
Deferred taxes on currency translation	(3.2)	1.7
Other income taxes	(13.0)	(36.3)
Total income taxes	(16.2)	(34.6)
Net income (loss) from consolidated companies	(311.4)	40.2
Share of income (loss) in companies accounted for under equity method	(13.2)	(4.5)
Net income (loss)	(324.6)	35.7
Attributable to :
Owners of CGG	$(326.5)	34.9
Owners of CGG(1)	€(237.8)	26.6
Non-controlling interests	$1.9	0.8

Weighted average number of shares outstanding	176,919,920	176,719,125
Dilutive potential shares from stock-options	(3)	507,561
Dilutive potential shares from performance share plan	(3)	611,140
Dilutive potential shares from convertible bonds	(3)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	176,919,920	177,837,826
Net income (loss) per share
Basic	$(1.85)	0.20
Basic (1)	€(1.34)	0.15
Diluted	$(1.85)	0.20
Diluted (1)	€(1.34)	0.15

(1)	Corresponding to the half-year amount in euros less the first quarter amount in euros.
(2)	Convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.
(3)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

UNAUDITED ANALYSIS BY SEGMENT

	Six months ended June 30,
	2014					2013
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Acqui- sition	GGR	Equip- ment	Eliminations and Other	Consolidated Total	Acqui- sition	GGR	Equip- ment	Eliminations and Other	Consolidated Total
Revenues from unaffiliated customers	593.9	589.7	311.7	—	1,495.3	898.0	626.5	377.9	—	1,902.4
Inter-segment revenues	446.1	—	90.9	(537.0)	—	301.4	—	127.1	(428.5)	—
Operating revenues	1,040.0	589.7	402.6	(537.0)	1,495.3	1,199.4	626.5	505.0	(428.5)	1,902.4

Depreciation and amortization (excluding multi-client surveys)	(230.9)	(37.3)	(43.2)	—	(311.4)	(174.6)	(30.1)	(23.0)	—	(227.7)

Depreciation and amortization of multi-client surveys	—	(194.6)	—	—	(194.6)	—	(174.0)	—	—	(174.0)

Operating income	(149.9)	86.1	58.0	(145.6)	(151.4)	70.1	175.6	140.1	(112.5)	273.3

Share of income in companies accounted for under equity method (1)	(28.3)	(1.4)	—	—	(29.7)	5.1	1.0	—	—	6.1

Earnings before interest and tax (2)	(178.2)	84.7	58.0	(145.6)	(181.1)	75.2	176.6	140.1	(112.5)	279.4

Capital expenditures (excluding multi-client surveys) (3)	103.8	34.7	38.1	11.8	188.4	122.0	23.5	19.5	(7.0)	158.0

Investments in multi-client surveys, net cash	—	331.0	—	—	331.0	—	234.5	—	—	234.5

Capital employed	2.4	2.9	0.8	—	6.1	3.3	2.8	0.8	—	6.9
Total identifiable assets	2.9	3.2	1.1	0.1	7.3	3.8	3.0	1.0	0.6	8.4

(1)	Share of operating results of companies accounted for under equity method were U.S.$(26.2) million and U.S.$4.8 million for the six months ended June 30, 2014 and 2013, respectively.
(2)	For the six months ended June 30, 2014, Acquisition EBIT includes U.S.$(158.3) million of non-recurring items: (i) U.S.$(117.4) million related to the marine and land transformation plan, of which U.S.$(93.5) million relating to redundancies costs, facilities exit costs and provisions for onerous contracts and U.S.$(23.9) million impairment of marine fixed equipment; (ii) U.S.$(52.0) million impairment of our investment in the company Seabed Geosolutions BV accounted for under equity method; and (iii) a net gain arising from the sale of Ardiseis FZCO amounting to U.S.$11.1 million.

GGR EBIT includes a U.S.$(36.7) million impairment of 2007-2009 Brazilian multi-client surveys; and redundancies and facilities exit costs for U.S.$(4.0) million. GGR EBIT for the six months ended June 30, 2013 included a gain of U.S.$19.8 million related to the sale of the Company’s shareholding interest in Spectrum ASA.

Equipment EBIT includes a U.S.$(21.7) million impairment of intangible assets.

“Eliminations and other” include U.S.$(31.1) million of general corporate expenses and U.S.$(114.6) million of intra-group margin.

For the six months ended June 30, 2013, “eliminations and other” included general corporate expenses of U.S.$(29.2) million, U.S.$(107.4) million of intra-group margin and U.S.$24.1 million of non-recurring items related to the acquisition of Fugro’s Geosciences Division: (i) a gain of U.S.$84.5 million related to contribution of shallow water and OBC assets to our Seabed joint-venture with Fugro; (ii) restructuring costs of U.S.$(37.3) million related to the acquired vessels from Fugro; and (iii) acquisition costs of U.S.$(23.1) million.

(3)	Capital expenditures include capitalized development costs of U.S.$(31.0) million and U.S.$(24.2) million for the six months ended June 30, 2014 and 2013, respectively.

	Three months ended June 30,
	2014					2013
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Acqui- sition	GGR	Equip- ment	Eliminations and Other	Consolidated Total	Acqui- sition	GGR	Equip- ment	Eliminations and Other	Consolidated Total
Revenues from unaffiliated customers	241.0	299.8	148.3	—	689.1	476.7	366.9	188.1	—	1,031.7

Inter-segment revenues	239.7	—	48.1	(287.8)	—	128.7	—	66.2	(194.9)	—

Operating revenues	480.7	299.8	196.4	(287.8)	689.1	605.4	366.9	254.3	(194.9)	1,031.7

Depreciation and amortization (excluding multi-client surveys)	(153.2)	(20.9)	(33.3)	—	(207.4)	(86.2)	(18.1)	(11.6)	—	(115.9)

Depreciation and amortization of multi-client surveys	—	(114.4)	—	—	(114.4)	—	(102.4)	—	—	(102.4)

Operating income	(150.4)	22.6	16.7	(74.8)	(185.9)	32.0	96.4	71.0	(77.9)	121.5

Share of income in companies accounted for under equity method (1)	(12.1)	(1.1)	—	—	(13.2)	(4.0)	(0.5)	—	—	(4.5)

Earnings before interest and tax (2)	(162.5)	21.5	16.7	(74.8)	(199.1)	28.0	95.9	71.0	(77.9)	117.0

Capital expenditures (excluding multi-client surveys) (3)	45.1	16.8	19.2	5.5	86.6	65.0	12.3	12.8	(8.2)	81.9

Investments in multi-client surveys, net cash	—	175.1	—	—	175.1	—	107.3	—	—	107.3

(1)	Share of operating results of companies accounted for under equity method were U.S.$(11.9) million and U.S. $(6.8) million for the three months ended June 30, 2014 and 2013, respectively.
(2)	For the three months ended June 30, 2014, Acquisition EBIT includes U.S.$(157.6) million of non-recurring items: (i) U.S.$(116.7) million related to the marine and land transformation plan, of which U.S.$(92.8) million relating to redundancies costs, facilities exit costs and provisions for onerous contracts and U.S.$(23.9) million impairment of marine fixed equipment; (ii) U.S.$(52.0) million impairment of our investment in the company Seabed Geosolutions BV accounted for under equity method; and (iii) a net gain arising from the sale of Ardiseis FZCO amounting to U.S.$11.1 million.

GGR EBIT includes a U.S.$(36.7) million impairment of 2007-2009 Brazilian multi-client surveys; and redundancies and facilities exit costs for U.S.$(3.4) million.

Equipment EBIT includes a U.S.$(21.7) million impairment of intangible assets.

“Eliminations and other” includes U.S.$(13.9) million of general corporate expenses and U.S.$(61.0) million of intra-group margin. For the three months ended June 30, 2013, “eliminations and other” included general corporate expenses of U.S.$(15.7) million, U.S.$(51.4) million of intra-group margin and U.S.$(10.8) million of non-recurring items related to the acquisition of Fugro’s Geosciences Division: (i) restructuring costs of U.S.$(6.2) million related to the acquired vessels from Fugro; and (ii) acquisition costs of U.S.$(4.6) million.

(3)	Capital expenditures include capitalized development costs of U.S.$(15.1) million and U.S.$(13.4) million for the three months ended June 30, 2014 and 2013, respectively.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended June 30,
Amounts in millions of U.S.$	2014	2013
OPERATING
Net income (loss)	(363.6)	114.8
Depreciation and amortization	311.4	227.7
Multi-client surveys depreciation and amortization	194.6	174.0
Depreciation and amortization capitalized to multi-client surveys	(72.6)	(47.1)
Variance on provisions	74.7	17.1
Stock based compensation expenses	3.8	9.1
Net gain (loss) on disposal of fixed assets	(7.1)	(97.5)
Equity income (loss) of investees	29.7	(6.1)
Dividends received from affiliates	29.9	—
Other non-cash items	45.5	3.7
Net cash including net cost of financial debt and income tax	246.3	395.7
Less net cost of financial debt	110.0	93.1
Less income tax expense	28.1	66.6
Net cash excluding net cost of financial debt and income tax	384.4	555.4
Income tax paid	(67.7)	(58.7)
Net cash before changes in working capital	316.7	496.7
- change in trade accounts and notes receivable	143.9	(31.9)
- change in inventories and work-in-progress	20.5	(7.4)
- change in other current assets	(20.7)	(1.6)
- change in trade accounts and notes payable	(34.5)	(146.8)
- change in other current liabilities	(44.8)	(44.0)
Impact of changes in exchange rate on financial items	(0.2)	2.1
Net cash provided by operating activities	380.9	267.1
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(188.4)	(158.0)
Investment in multi-client surveys, net cash	(331.0)	(234.5)
Proceeds from disposals of tangible and intangible assets	2.4	4.6
Total net proceeds from financial assets	1.2	33.7
Acquisition of investments, net of cash and cash equivalents acquired	(6.5)	(939.6)
Impact of changes in consolidation scope	—	—
Variation in loans granted	—	—
Variation in subsidies for capital expenditures	—	—
Variation in other non-current financial assets	(2.8)	0.1
Net cash used in investing activities	(525.1)	(1,293.7)
FINANCING
Repayment of long-term debts	(1,070.7)	(184.2)
Total issuance of long-term debts	1,215.0	111.8
Lease repayments	(4.3)	(9.3)
Change in short-term loans	(2.6)	3.5
Financial expenses paid	(71.8)	(65.8)
Net proceeds from capital increase
- from shareholders	0.1	1.2
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	(35.5)	(7.5)
Acquisition/disposal from treasury shares	—	—
Net cash provided by (used in) financing activities	30.2	(150.3)
Effects of exchange rates on cash	(0.7)	15.5
Impact of changes in consolidation scope	(30.0)	—
Net increase (decrease) in cash and cash equivalents	(144.7)	(1,161.4)
Cash and cash equivalents at beginning of year	530.0	1,520.2
Cash and cash equivalents at end of period	385.3	358.8

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 1st, 2014	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO